Exhibit 99.1

NEWS RELEASE

News Release 2007-01		January 15, 2007

Queenstake Arranges Bridge Loan Financing;
Strategic Alternatives Review Continuing

Denver, Colorado — January 15, 2007 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) arranged a bridge loan financing facility (the “Facility”) of US$8 million with Auramet Trading LLC, which is closing today, subject to legal documentation and regulatory approvals. The borrowed funds, less costs of the transaction, are primarily intended to pay the costs of a new evaporation pond at the Jerritt Canyon gold mining and processing operations in northeastern Nevada, which was mandated by the Nevada Department of Environmental Protection (“NDEP”).  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.

The Facility has an interest rate of 12.9% per annum and is repayable no later than April 30, 2007 in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price equal to 115% of the average trading price for the Company’s shares for the five trading days prior to closing (Volume Weighted Average Price or “VWAP”). The costs of the Facility include a 3.5% underwriting fee, with up to 40% of the underwriting fee (US$112,000) payable in Queenstake common shares at a share price equal to 90% of the VWAP.  In addition, Auramet will receive warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price based on 115% of the VWAP.

This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the yet unresolved reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy and will continue to pursue this matter with the Insurer.

The US$8.2 million evaporation pond was mandated by the NDEP earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Construction began in the third quarter of 2006 and is approximately 95% complete. The lined evaporation pond is designed to allow water from the existing tailings containment system to be isolated while it evaporates.

At the end of the third quarter of 2006, the Company had recorded a US$6.2 million receivable based on the expected reimbursement of the costs of the new evaporation pond under its existing reclamation insurance policy. During the fourth quarter, there was approximately US$8 million of trade payables incurred for the evaporation pond, which will be paid down using the Facility. Although the Company continues to expect reimbursement from the Insurer, the timing and receipt of such reimbursement is uncertain.

This implementation of the Facility is not expected to impact or delay the ongoing process of reviewing strategic alternatives, which Queenstake and its financial advisors Blackmont Capital are currently engaged in.

The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, unless an exemption from registration is available.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

Auramet is a global physical precious metals merchant based in New York, providing a full range of services to all participants in the precious metals chain, from extraction and production to manufacturing and consumption.

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For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of reimbursement and (ii) estimated closing date of the Facility.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.